UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)1

                         Continental Homes Holding Corp.
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                                (Name of Issuer)

                          Common Stock, $.01 par value
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                         (Title of Class of Securities)

                                    211480102
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                                 (Cusip Number)

                                 Daniel R. Tisch
                            c/o Mentor Partners, L.P.
                                 500 Park Avenue
                            New York, New York 10022
                                 (212) 935-7640
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 6, 1998
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                      (Date of Event which Requires Filing
                               of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

--------

1 The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.).


                               Page 1 of 10 Pages

                                  SCHEDULE 13D


CUSIP No. 211480102                               Page    2    of   10   Pages
          ---------                                    -------    ------


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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Mentor Partners, L.P.  Employer I.D.# 06-126-0469
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]
                                                                 (b)  [X]

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3    SEC USE ONLY


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4    SOURCE OF FUNDS*

     WC
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                               [ ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     State of Delaware
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        NUMBER OF                  7    SOLE VOTING POWER

         SHARES                         345,000
                         -------------------------------------------------------
      BENEFICIALLY                 8    SHARED VOTING POWER

        OWNED BY                        0
                         -------------------------------------------------------
          EACH                     9    SOLE DISPOSITIVE POWER

        REPORTING                       345,000
                         -------------------------------------------------------
         PERSON                    10   SHARED DISPOSITIVE POWER

          WITH                          0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     345,000
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                [ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.0%
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14   TYPE OF REPORTING PERSON*

     PN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 10 Pages

Item 1.   Security and Issuer.

     This statement relates to shares (the "Shares") of the Common Stock, $.01 par value, of Continental Homes Holding Corp., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 7001 N. Scottsdale Road, Suite 2050, Scottsdale, Arizona.


Item 2.   Identity and Background.

     This statement is filed on behalf of Mentor Partners, L.P., a Delaware limited partnership (the "Partnership") with respect to Shares of the Company
(a) owned by the Partnership and (b) owned by Mentor Offshore Fund Limited ("Offshore"), a Cayman Islands company. The general partner of the Partnership is WTG & Co., L.P., a Delaware limited partnership (the "General Partner") and the general partner of the General Partner is D. Tisch & Co., Inc., a Delaware corporation ("D. Tisch & Co."), all of the common stock of which is owned by Daniel R. Tisch (collectively with D. Tisch & Co. and the General Partner, the "Control Persons").

     The address of the principal offices and principal business of the Partnership and each of the Control Persons is 500 Park Avenue, New York, New York 10022.

     The Partnership's principal business is investment in securities, primarily in connection with "merger" (or "risk") arbitrage and, to a lesser extent, classic arbitrage, including


                               Page 3 of 10 Pages
convertible securities arbitrage. The principal business of the General Partner is serving as the general partner of the Partnership. The General Partner acts as the investment advisor to Offshore and votes shares held by Offshore. The sole business of D. Tisch & Co. is serving as the general partner of the General Partner, and other than such service, D. Tisch & Co. has no investment or operating history of any kind. Daniel R. Tisch's principal occupation is that of President and sole Director of D. Tisch & Co., and he is a United States citizen.

     Neither the Partnership nor, to its best knowledge, any of the Control Persons has during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


Item 3.   Source and Amount of Funds or Other Consideration.

     The $11,320,397.60 used to purchase Shares of the Company for the Partnership came from the Partnership's working capital, which may at any given time include funds borrowed in the ordinary course of its business activities from margin accounts. All Shares of the Company acquired by the Partnership were purchased


                               Page 4 of 10 Pages
in the ordinary course of business.

     The $1,078,876.60 used to purchase Shares of the Company for Offshore was furnished from Offshore's investment capital, which at any given time include funds borrowed in the ordinary course of its business activities from margin accounts. All of the Shares of the Company acquired for Offshore were purchased in the ordinary course of business.


Item 4.   Purpose of Transaction.

     The Partnership and Offshore acquired the Shares of the Company for investment purposes, and only in the ordinary course of business.

     In the ordinary course of business, the Partnership and/or Offshore from time to time evaluate their holdings of securities, and based on such evaluation, the Partnership and/or Offshore may determine to acquire or dispose of securities of specific issuers.

     Neither the Partnership nor, to its knowledge, any of the Control Persons or Offshore have any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.


Item 5.   Interest in Securities of the Issuer.

     (a) As of the date hereof, the Partnership owns


                               Page 5 of 10 Pages
beneficially an aggregate of 315,000 Shares of the Company (or approximately 4.6% of the Company's Common Stock outstanding on December 30, 1997) and the Partnership may be deemed to own beneficially an aggregate of an additional 30,000 Shares of the Company (or 0.4% of the Company common stock outstanding on December 30, 1997) owned by Offshore, in each case based on the number of 6,863,686 Shares of Company Common Stock then outstanding as set forth in the Company's most recent filing with the Securities and Exchange Commission.

     (b) The Partnership (through the Control Persons) has the sole power to vote, and dispose of, all the Shares beneficially owned by the Partnership. In addition, the General Partner is a party to investment management agreements pursuant to which the General Partner has investment responsibility with respect to the Company's Shares owned by Offshore. Pursuant to such agreements, Mr. Tisch has the power to dispose of (or to direct the disposition of) the Shares of the Company owned by Offshore.

     (c) Except as set forth in Exhibit A, which is hereby incorporated herein by reference, no transactions in the Shares have been effected during the past sixty days by the Partnership or, to its best knowledge, any of the Control Persons or Offshore.

     (d) Neither the Partnership nor, to its best knowledge, any of the Control Persons or Offshore have or know any


                               Page 6 of 10 Pages
other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned by the Partnership or Offshore.

     (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

     Except as referred or described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between any of such persons and any other person with respect to any securities of the Company.


Item 7.   Material to be Filed as Exhibits.

     Exhibit A --  Acquisitions of Shares by the Partnership and
                   Offshore During the Past Sixty Days.


                               Page 7 of 10 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  February 12, 1998
                                                  -----------------
                                                      (Date)


                                                  /s/  Daniel Tisch
                                                  -----------------
                                                     (Signature)


                                                  Daniel R. Tisch
                                                  Authorized Signatory
                                                  MENTOR PARTNERS, L.P.
                                                  ---------------------
                                                     (Name/Title)


                               Page 8 of 10 Pages

                                  EXHIBIT INDEX


     Exhibit A --  Acquisitions of Shares by the Partnership and
                   Offshore During the Past Sixty Days.


                               Page 9 of 10 Pages

                                    EXHIBIT A

                    Acquisitions of Shares by the Partnership
                     and Offshore During the Past Sixty Days

                         Date of         Number       Aggregate      Price Per
  Entity               Transaction     of Shares        Price          Share

Partnership      December 19, 1997       4,500        174,465.00       38.770

                  January 14, 1998      25,000      1,076,890.00       43.076

                  February 3, 1998      32,000      1,420,640.00       44.395

                  February 4, 1998       5,000        230,725.00       46.145

                  February 6, 1998       3,000        135,450.00       45.150



Offshore         December 19, 1997         500         19,385.00       38.770

                  January 14, 1998       2,000         86,151.20       43.076

                  February 3, 1998       3,000        133,185.00       44.395


================================================================================

All  Shares   acquired  by  the  Partnership  and  Offshore  were  purchased  in transactions on the New York Stock Exchange.


                               Page 10 of 10 Pages